August 29, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (609) 951-0362

Martin Tuchman
Chairman and Chief Executive Officer
Interpool, Inc.
211 College Road East
Princeton, New Jersey 08540


Re: 	Interpool Inc.
	Registration Statement on Form S-1
Filed August 2, 2005
	File No. 333-127088


Dear Mr. Tuchman:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please revise your filing to register the transaction by which purchasers of warrants registered for resale by this prospectus will exercise into common stock. We note that your registration statement only relates to the resale of the warrants and the shares exercisable thereunder. Revise here and throughout your document.

2. Please include interim financial statements for the period ended
June 30, 2005. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

Cover

3. Please tell us what you mean with respect to the last sentence of the first bulleted paragraph. We may have further comment based on your response.

Selling Shareholders, page 96

4. We note the absence of information pertaining to the selling securityholders. Please revise your prospectus to disclose the information required by Item 507 of Regulation S-K, including the identity of the selling securityholders. If the names of the selling shareholders are unavailable, please revise your prospectus to state the amount and percentage of securities to be sold by the unnamed holders and state within the prospectus that, once available, the identity of the selling securityholder(s) will be disclosed in a post-effective amendment. Note that if you cannot identify the selling securityholders, their securities may not be included in this registration statement, nor may they be added by means of a post-effective amendment.

5. In addition to complying with the prior comment above, please tell us whether any of the selling securityholders are broker-dealers or affiliates of a broker-dealer. If a selling securityholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling securityholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make those representations in the prospectus, state that the seller is an underwriter.

Available Information, page 107

6. Please revise your reference in the first sentence of this section to state that this registration statement is on Form S-1.

7. Please delete reference to the regional public reference facilities formerly maintained by the SEC in New York and Chicago. Recent Sales of Unregistered Securities

8. Please revise your discussion to briefly state the facts on which you rely in claiming exemption from registration under Section
4(2)
of the Securities Act.  See Regulation S-K, Item 701(d).

9. Please also state the aggregate offering price as required by Item
701(c) of Regulation S-K.

Undertakings

10. Provide all of the undertakings listed in Item 512(a) of Regulation S-K, as required by paragraph (a)(3) to Rule 415 of Regulation C.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Jeffrey S. Lowenthal, Esq. (via facsimile 212/806-6006)
      Stroock & Stroock & Lavan LLP
      180 Maiden Lane
      New York, New York 10038
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Martin Tuchman
Interpool, Inc.
August 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE